Exhibit 99.1

Luda Technology Group Limited (LUD.US)

Reports Significant Gains from Strategic Equity Investment Portfolio for Eleven Months Ended November 30, 2025

Hong Kong, Dec. 16, 2025 (PR Newswire) – Luda Technology Group Limited and its subsidiaries (“Luda Technology” or the “Company”, NYSE: LUD.US) announced that its strategic equity investment portfolio delivered strong performance for the eleven months ended November 30, 2025. This performance made an important contribution to the Company’s earnings and strengthened its overall financial position.

As of November 30, 2025, unaudited performance of the Company’s equity investment portfolio, which includes publicly listed securities traded on the Hong Kong Stock Exchange, the Shanghai Stock Exchange, and the Shenzhen Stock Exchange, had recorded significant realized gains, reflecting the success of the Company’s strategic capital allocation and investment strategy.

Key highlights of the unaudited portfolio’s performance include:

●	Realized Gains: Approximately US$2.4 million for the eleven months ended November 30, 2025 generated from disposal of the publicly listed securities and dividend incomes.

●	Portfolio Performance: The portfolio has achieved a return of approximately 57.8% for the eleven months ended November 30, 2025 with initial investment of approximately US$4.1 million.

●	Strategy Rationale: The performance validates the Company’s strategy of investing a portion of the Company’s surplus cash in high-grade securities to generate an alternative income stream whilst maintaining a risk-managed securities portfolio. The Company’s investment strategy is designed as a complementary buffer against market cyclicality in its primary business, with a medium-to long-term investment time horizon.

Mr. MA Biu, the Chief Executive Officer of Luda Technology, stated, “Our investment portfolio’s performance is a testament to our disciplined approach to capital management. These gains provide us with enhanced financial flexibility and a stronger foundation for future growth. They underscore our ability to not only excel in our core operations but also to generate significant value from our strategic investments. We believe our investment will continue to provide steady support to our earnings in the future.”

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Safe Harbor Statements

This filing contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as Luda’s strategic and operational plans, contain forward-looking statements. Luda may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Luda’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: changes in political, social and economic conditions, the regulatory environment, laws and regulations and interpretation thereof in the jurisdictions where we conduct business or expect to conduct business; the risk that we may be unable to realize our anticipated growth strategies and expected internal growth; its future business development, results of operations and financial condition; changes in the availability and cost of professional staff which we require to operate our business; changes in customers’ preferences and needs; changes in competitive conditions and our ability to compete under such conditions; changes in our future capital needs and the availability of financing and capital to fund such needs; changes in currency exchange rates or interest rates; projections of revenue, earnings, capital structure and other financial items; changes in our plan to enter into certain new business sectors; and other factors beyond our control. Further information regarding these and other risks is included in Luda’s filings with the SEC. All information provided in this report and in the attachments is as of the date of this report, and Luda undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Luda Technology Group Limited (NYSE: LUD.US)

As a manufacturer and trader of stainless steel and carbon steel flanges and pipe fittings, Luda Technology Group Limited is headquartered in Hong Kong, with its production base located in Taian, Shandong Province, China. The Company’s history began with its subsidiary, Luda Development Limited which was incorporated in 2004 and is principally engaged in the trading of steel flanges and pipe fittings. In 2005, the Company expanded its business further upstream by establishing another subsidiary, Luda (Taian) Industrial Company Limited, which commenced the manufacturing of flanges and pipe fittings with a self-owned factory in China. Luda Technology is principally engaged in (i) the manufacturing and sale of stainless steel and carbon steel flanges and pipe fittings products; and (ii) the trading of steel pipes, valves, and other steel piping products. The Company’s sales network comprises customers in China, South America, Australia, Europe, Asia (excluding China), and North America and with a customer base includes manufacturers and traders from the chemical, petrochemical, maritime, and manufacturing industries.

For more information, please visit https://www.ludahk.com/en

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